Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and
Preferred Dividends and Distributions

(In thousands)

	Years Ended December 31,
	As Adjusted 2003	As Adjusted 2004	As Adjusted 2005	As Adjusted 2006	2007
Earnings
Pretax income from continuing operations	$10,657	$4,541	$4,694	$26,963	$27,733
Preferred dividends	—	—	—	2,945	3,128
Fixed Charges
Interest expense	14,957	16,350	24,514	31,610	37,940
Estimated interest expense within rental expense(1)	171	165	181	207	217

Total fixed charges and Preferred dividends	15,128	16,515	24,695	34,762	41,285

Earnings Before Fixed Charges and Preferred Dividends	$25,785	$21,056	$29,389	$61,725	$69,018

Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions	1.70	1.27	1.19	1.78	1.67

(1)  All rental expense is derived from operating leases. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30%, the office rent for each of the years ended, as indicated above.